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Seed-Stage Opportunity for Therapeutic Antibody in Oncology

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[redacted]> Wed, Dec 31, 2025 at 11:59 AM
To: [redacted]

Dear [redacted]

I hope this message finds you well.

I am Muhammad from New York. We'd be grateful for the opportunity to share our pitch with you for investment consideration. We are currently seeking support from angel investors (family and friends) to help advance our technology through an initial small seed round.

Our company is also listed on the WeFunder platform under SEC regulations to make participation simple and transparent. We have less than a month to close this round and just started to approach potential investors.

The funds raised in this round will be used to:

- Advance our therapeutic Monoclonal Antibody
- Strengthen our intellectual property
- Prepare the technology for Venture Capital fund raising

If you're open to reviewing our materials, I'd be happy to share our pitch deck and answer any questions.

Thank you for your time and consideration.

--

Muhammad Sadeqi Nezhad, Ph.D.
Founder & Chief Executive Officer | KAHF Biotech, Inc.
Cancer Scientist | Wilmot Cancer Institute (NCI-Designated), New York
🌐 [redacted]
✉️ [redacted]

